Correspondence

Mary J. Mullany Tel: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

March 30, 2015

By Electronic Filing
United States Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549 Attn: John Reynolds
Re:	OpGen, Inc. Registration Statement on Form S-1 File No. 333-202478
Ladies and Gentlemen:
We are providing this supplemental letter on behalf of OpGen, Inc. (the “Company”) with respect to the Staff’s comment letter dated March 13, 2015 (the “March 13 Comment Letter”), regarding the above referenced Registration Statement on Form S-1 (File No. 333-202478), filed on March 3, 2015 (the “Registration Statement”).  We previously responded to the Staff’s comments contained in the March 13 Comment Letter by letter dated March 20, 2015.  We submit this supplemental letter to further address comment no. 8 contained in the March 13 Comment Letter. For your convenience, the Staff’s comment has been reproduced below, followed by the Company’s response.
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

CONFIDENTIAL TREATMENT
REQUESTED BY OPGEN, INC.: OPGN-0001
United States Securities and Exchange Commission
March 30, 2015

8.	Please note that we may also have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price. In this regard, we may ask you to explain the reasons for valuations of equity issuances that appear unusual (e.g., unusually steep increases in the fair value of the underlying shares leading up to the IPO).
The Company supplementally advises the Staff that, based in part upon discussions with the underwriter for the Company’s initial public offering, the Company anticipates a preliminary price range of $[***] to $[***] per share (the “Anticipated Price Range”).
The timeline for the Company’s equity issuances since July 1, 2014 to the present is as follows:
1.
2014 Convertible Notes Offering.  In June 2014, management determined that the proceeds from the Series A Preferred Stock financing consummated in February and March 2014, plus anticipated revenues from operations, including collaboration revenues, would not be sufficient to fund the Company’s operations through September 2014.  Management entered into negotiations with the existing principal investors.  The result of such negotiations was the financing transaction, consummated in July through September 2014, involving the issuance of an aggregate principal amount of $1,500,000 of secured promissory notes convertible into shares of the Company’s Series A Preferred Stock, with a conversion rate of one share of Series A Preferred Stock for each $1.00 principal amount (the “2014 Convertible Notes”), as described in the Registration Statement.  The conversion terms of the 2014 Convertible Notes were principally based on the Company’s available cash, financial condition, anticipated cash needs and its then current operations, as well as the recent sale price for the Series A Preferred Stock and its preferential rights.  With respect to its business operations, at such time the Company had completed the CLIA lab validation studies on its Acuitas MDRO Gene Test, and was in the process of developing its Partner-Pilot-Program (as described in the Registration Statement) but had not yet initiated the program.  The 2014 Convertible Notes offering was made to existing investors of the Company who were signatory to the Company’s Third Amended and Restated Investors’ Rights Agreement, as amended (the “Investors’ Rights Agreement”).  Under the Investors’ Rights Agreement, the investors signatory thereto have the right to participate in new issuances of securities, such as the 2014 Convertible Notes, to maintain their percentage ownership of the Company prior to the initial public offering.  The 2014 Convertible Notes offering was accomplished through three closings in order to comply with the participation rights set forth in the Investors’ Rights Agreement.

2.
2014 Demand Notes Financing.  In September 2014, the Company’s board of directors (the “Board”) and management accelerated discussions regarding financing alternatives that could be available to provide sufficient funding for the Company’s operations to implement its business plan related to its multi-drug resistant organism (“MDRO”) CLIA lab business.  The financing alternatives considered were an initial public offering of the Company’s common stock under the JOBS Act emerging growth company provisions (the “IPO”), a reverse merger transaction, engaging in a transformative private financing with new investors or engaging in a sale or merger of the Company.  The Board considered each of these alternatives and authorized management to pursue all such alternatives.   Management determined, and communicated to the Board, that the proceeds from the 2014 Convertible Notes offering, plus anticipated revenues from operations would not be sufficient to fund the Company’s operations through October 2014.  At the time the Company had started its Partner-Pilot-Program in a few (less than four) acute care hospitals but such programs were not yet  completed.  Management negotiated with the principal investors to obtain short-term, non-convertible bridge financing.  The investors agreed to invest in such short-term demand notes as long as the principal terms (interest rate and secured priority status) were at least equal to such terms in the 2014 Convertible Notes.  Following such discussions, in October 2014 the Board approved the terms of the $2,000,000 aggregate principal amount of secured demand notes described in the Registration Statement (the “2014 Demand Notes”).  An aggregate of $1,500,000 principal amount of the 2014 Demand Notes were issued in October through December 2014.

CONFIDENTIAL TREATMENT
REQUESTED BY OPGEN, INC.: OPGN-0001
United States Securities and Exchange Commission
March 30, 2015

3.	Stock Option Issuances. At a regularly scheduled Board meeting held on October 23, 2014, the Board approved grants of stock options to acquire an aggregate of 826,500 shares of common stock to employees, consultants and one non-employee director. The awards provided that the final determination of the exercise price for the common stock, the fair market value on the date of grant, required the receipt and approval of an independent valuation of the fair value of the Company’s common stock. Such independent valuation was commissioned by the Company in September 2014, but was not provided to the Company or the Board until January 28, 2015. The Company respectfully informs the Staff that the delay in receipt of the valuation report was not related to any action or inaction by the Company. The Audit Committee of the Board reviewed the independent valuation at its meeting on January 28, 2015, and the Board reviewed the independent valuation at its meeting on February 5, 2015. Based on such reviews, on February 5, 2015 the Board determined the fair value of the common stock granted on October 23, 2014 to be $0.61 per share. Stock-based compensation expense related to these stock options was recognized beginning on February 5, 2015, following the approval by the Board of the independent valuation.
4.	Progress on Financing Alternatives. From September 2014 through the current date, the Company and its advisors have focused on investigating, pursuing and evaluating the various financing alternatives described under paragraph 2 above. Such activities included an ongoing assessment of the demand in the acute care and long term hospital market for solutions to address the surveillance, treatment and prevention of MDRO-based infections, and the interest in the Company’s Acuitas MDRO products as expressed by health care institutions enrolled in the Company’s Partner-Pilot-Program. By the end of the fourth quarter of 2014, four institutions had completed their review under our Partner-Pilot-Program and by March 2015, such number increased to eight institutions. Through its analysis of the results, the Company determined that its early commercialization sales efforts were likely to have a longer sales cycle in order to advance sales of its Acuitas products in the marketplace, and determined that, of the financing alternatives, the IPO would be the financing alternative most likely to generate sufficient proceeds to provide the Company with the funds necessary to advance and accelerate its commercialization and product development efforts. Although it continued to pursue the other financing alternatives, the complexity or likelihood of successful timely completion of other alternatives seemed more remote.

CONFIDENTIAL TREATMENT
REQUESTED BY OPGEN, INC.: OPGN-0001
United States Securities and Exchange Commission
March 30, 2015

5.	2015 Convertible Notes Offering. In January 2015, management determined that additional bridge funding was required to support the Company’s operations while it pursued its financing strategy. Management negotiated with the Company’s existing investors to procure funding sufficient to support the Company’s operations until the IPO or other financing transaction could be consummated. Substantial doubt existed as to the probable success of such financing at such time. In order to obtain the necessary financing, the 2015 convertible notes as negotiated between the Company and the investors required additional protection for the investors, including first priority secured status pari passu with the 2014 Demand Notes and senior to the 2014 Convertible Notes, the ability to convert such notes into Series A Preferred Stock at a premium if the IPO had not occurred, and warrant coverage that became exercisable only if the IPO was consummated (the “2015 Convertible Notes”). The 2015 Convertible Notes in the aggregate principal amount of $1,500,000 were offered to existing investors under the Investors’ Rights Agreement in two closings which occurred in February and March 2015.
6.	Retention of Underwriter and Filing of the Registration Statement. In late January 2015, the Company engaged the underwriter. In February, the Company worked with the underwriter on the test the waters presentation and engaged in test the waters meetings. Following the conclusion of those meetings, the Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on March 3, 2015.
7.	Anticipated Price Range. In March 2015, representatives of the Company and representatives of the underwriter evaluated the anticipated market and industry demand and began discussions regarding the valuation of the Company and the Anticipated Price Range. On March 25, 2015, representatives of the Company met with representatives of the underwriter to discuss the valuation and the Anticipated Price Range.
8.	Additional Demand Note Financing. Because of the unanticipated delays in pursuing the IPO financing alternative, the Company requires additional bridge funding to support its operations until the IPO road show can be initiated and the IPO process completed. On March 26, 2015, the Board approved up to $2,000,000 principal amount of secured demand note financing with the same terms as the 2014 Demand Notes. The first $500,000 was subscribed for on March 30, 2015.

CONFIDENTIAL TREATMENT
REQUESTED BY OPGEN, INC.: OPGN-0001
United States Securities and Exchange Commission
March 30, 2015

As described above, the Company has required bridge funding since October 2014 to support its operations while pursuing financing alternatives and pursuing early commercialization activities with respect to its Acuitas MDRO products.  On February 5, 2015, the Board determined the fair value of the common stock for awards granted on October 23, 2014 was $0.61 per share. The Company believes that the significant factors that contributed to the difference between $[***], the midpoint of the Anticipated Price Range, and $0.61 per share, the fair value of the common stock as of October 23, 2014, as determined by the Board and informed by the valuation report dated as of December 1, 2014, from the Company’s third party valuation specialist (the “Valuation Report”), are as follows:
•
Company’s Financing Alternatives.  On October 23, 2014, the Company’s Partner‑Pilot‑Program was in its very initial stages, the Company’s initial draft registration statement had not yet been submitted to the Commission and it had not engaged an underwriter.  The Company was in the process, which started in mid‑September 2014, of evaluating the various alternative sources of capital and liquidity described above.  In October 2014, the Company’s management was meeting with many advisors regarding each of the potential financing alternatives and was responding to due diligence requests on multiple fronts.  There was no clear indication at that time of which financing alternative was most likely to be successful, if at all.  The Company provided information regarding the above activities and uncertainties to the third party valuation specialist conducting the fair value analysis for purposes of the Valuation Report.

The Company made its initial confidential submission to the Commission of a draft registration statement on Form S-1 on November 21, 2014, but the Company did not retain an underwriter until late January 2015.  Even though it had retained an underwriter, considerable uncertainty continued to exist during February 2015 regarding the timing and potential for completion of an IPO.  As of the February 5, 2015 Board meeting, the Company had not started its “test the waters” meetings with QIBs and institutional accredited investors.  There remained substantial uncertainty as to whether the public offering alternative was viable, therefore Company management continued to hold discussions with other advisors and companies regarding all financing alternatives.
•
Bridge Funding.  During the period between September 30, 2014 and March 25, 2015, the Company has been required to seek additional capital from its existing investors through the bridge funding transactions described above.  Such need for additional capital exists today, pending successful completion of the Company’s initial public offering.  Such bridge funding was provided by existing investors for the purpose of supporting the Company’s operations while it pursued the financing alternatives.  As of the October 23, 2014 stock option grant, only $500,000 of the aggregate $4,000,000 of bridge funding had been invested.

CONFIDENTIAL TREATMENT
REQUESTED BY OPGEN, INC.: OPGN-0001
United States Securities and Exchange Commission
March 30, 2015

During this period, if the Company had not been able to secure additional capital from its existing investors to fund operations until the completion of a significant capital or liquidity event, such as an IPO, it would have been required to significantly scale back or wind down its operations.  In this regard, we note that the report of the Company’s independent registered public accounting firm on its financial statements for the year ended December 31, 2014 contains explanatory language that substantial doubt exists about the Company’s ability to continue as a going concern.  In addition, because of an unanticipated delay in the commencement of the Company’s initial public offering road show, additional bridge funding is required to fund operations in April 2015.  The Company is currently revising the Registration Statement to describe such additional bridge funding that is again coming from existing investors, and will be required to support operations until a successful IPO is consummated.
•
Anticipated Price Range and the Valuation Report.  Unlike the current status of the Company as described above (the use of bridge funding from current investors only to support operations), the Company believes that funds raised in a successful initial public offering will allow the Company to implement its current business plan.  The Anticipated Price Range necessarily assumes the consummation of a successful IPO, the creation of a public market for the common stock by the end of April 2015, increased demand in the acute care hospital market for products such as those offered by the Company, and the ability to procure sufficient capital to implement the Company’s commercialization and product development plans in a market where demand exists for its products and products in development.  It therefore excludes any marketability or illiquidity discount for the common stock, which was appropriately taken into account in the Valuation Report, which was prepared as of a date approximately five months prior to the date of the Company’s proposed IPO.

The Anticipated Price Range does not assign any weighting to any other outcome for the Company’s business, such as an acquisition of the Company, a reverse merger or other M&A transaction or a transformative private financing, and does not include any additional delay in the expected timing for the IPO.  In contrast, the Valuation Report assigned the following probabilities to the financing alternatives:  10% that a small company initial public offering (anticipated capital raise of significantly less than currently contemplated) would occur, 25% that the private financing alternative (through the issuance of a new Series B Preferred Stock) would occur, 35% that a merger or other sale would occur, and a 30% probability that the Company would not be able to successfully complete a transformative financing transaction and would need to pursue a compelled sale of assets and liquidation on a dissolution transaction.  In the last scenario, it was assumed that any such compelled liquidation on a dissolution would not result in sufficient funding to meet the existing Series A Preferred Stock preferences.  Under the Valuation Report, these assigned liquidity probability weightings, plus a discount for lack of marketability and illiquid common stock under each financing alternative, were used to support the fair market value of the common stock of $0.61 per share as of December 1, 2014, the date of the Valuation Report.

CONFIDENTIAL TREATMENT
REQUESTED BY OPGEN, INC.: OPGN-0001
United States Securities and Exchange Commission
March 30, 2015

The Anticipated Price Range is based upon a valuation conducted by the underwriter in March 2015, and is based upon comparable publicly traded multiples identified by the underwriter, recently completed mergers and acquisitions identified by the underwriter, and a discounted cash flow analysis based on management’s five year forecast at that time.  Management’s five year forecast includes assumptions, based on the advances made in the Company’s commercialization efforts, the increased interest in the healthcare market in products such as the Company’s Acuitas MDRO products, completion of a successful IPO with a $[xxxxxxx] capital raise, and the consideration that the Company would be able to implement its commercialization strategy and substantially grow its MDRO test business as described in the Registration Statement.  The Company believes the underwriter valuation is supported by compelling research of the MDRO market, which reveals that the Company is positioned to meet an unmet clinical need to identify, limit the spread of and prevent hospital-acquired infections, especially in light of certain federal reimbursement changes.  For example, in December 2014, the Center for Medicare and Medicaid Services (CMS) began penalizing acute care hospitals with excess rates of infections and other patient injuries.  As of the date of this supplemental letter, the Company believes that a few hospitals in its Partner-Pilot-Program are closer to making decisions regarding the use of the Company’s Acuitas MDRO products.  In addition, recent (February and March 2015) news coverage of c. difficile outbreaks in hospitals across the country have been noted by acute care hospital executives, leading to increased interest in the Company’s products.  The revenue projections that formed part of the basis of the underwriter valuation were also based on the number of patients admitted to long-term and acute care hospital settings, the incidence of MDROs in such patient populations, and the anticipated market for the Company’s available products.  The Company believes, based on the foregoing, that the Company’s products and services will help acute care hospitals and long term care facilities manage and limit MDRO-related infections, thereby helping to reduce the real threat to patient safety from MDROs and maximize their overall reimbursement, and that the Company’s early commercialization stage positions it to accelerate its product sales if it is able to raise sufficient capital in the IPO.  The IPO projections are not based on prior actual business performance.
Finally, although no anticipated pricing was discussed, the Company and the underwriter believe that the “test the waters” meetings confirmed interest on the part of potential investors for the Company’s initial public offering.
Based on the foregoing, the current valuation, based upon completion of an IPO in which the Company raises $[xxxxxxx] of proceeds, will be between $[xxxxxx] and $[xxxxxx].  After subtracting the funds to be raised in the offering, the pre-money valuation is equal to the Anticipated Price Range.  While not dispositive, the Company notes two examples of comparable publicly traded companies that provide support for the valuation determination.  The companies are T2 Biosystems, which completed a $57 million initial public offering in August 2014, and Invitae Corporation, which completed a $101 million initial public offering in February 2015.  T2 Biosystems, which had no reported revenues prior to the IPO is developing tests for sepsis to be used in the hospital setting, and Invitae, which had only modest pre-IPO revenues, is developing genomic DNA sequencing tests for the healthcare market.  The Company believes that it is closer to implementing a commercialization strategy than either of these companies, each with a valuation significantly higher than the Company valuation.

CONFIDENTIAL TREATMENT
REQUESTED BY OPGEN, INC.: OPGN-0001
United States Securities and Exchange Commission
March 30, 2015

The underwriter valuation assumes the successful completion of a liquidity event and does not attribute any weighting to a dissolution of the Company without sufficient funds to meet the Series A Preferred Stock preferences.  The Valuation Report attributed a 30% weighting to such event in light of the Company’s then short-term capital needs, which had a significant impact on the fair value determination contained in the Valuation Report.
Based upon all the factors discussed above, the Company advises the Staff that the Board appropriately granted options with exercise prices at what it believed was the fair value at the time of grant. However, due to the changes in the Company’s progress to a successful capital raising or liquidity event between October 23, 2014 and February 5, 2015 and the proximity of the February 5, 2015 accounting grant date and the date of the underwriter’s recommendation of the Anticipated Price Range, the Company intends to reassess the fair value of its common stock for financial reporting purposes as of February 5, 2015. In reassessing the fair value of its common stock for financial reporting purposes as of February 5, 2015, the Company will apply a straight-line calculation from $0.61 per share, the fair value of the common stock as of December 1, 2014 (the date of the Valuation Report commissioned in September 2014) and $[***] per share as of March 25, 2015, which is the mid-point of the Anticipated Price Range as determined on such date. Based on this calculation the Company assessed the fair value of its common stock for awards granted in October 2014 to be $[***] per share.

CONFIDENTIAL TREATMENT
REQUESTED BY OPGEN, INC.: OPGN-0001
United States Securities and Exchange Commission
March 30, 2015

The Company respectfully advises the Staff that market conditions remain volatile, and the price range that is ultimately disclosed in the preliminary prospectus related to the initial public offering could differ from the Anticipated Price Range.
C. Eric Winzer, the CFO of the Company (240-813-1273) or Mary Mullany at Ballard Spahr LLP (215-864-8631) are available to answer questions you may have about this supplemental letter.
Very truly yours,

/s/ Mary J. Mullany

 Mary J. Mullany
MJM/seh
cc:	Evan Jones C. Eric Winzer Hillary Daniels John Archfield James Lopez Brian McAllister